06007550

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 4/1/06

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SEC FILE NUMBER
~~8-45039~~ 8-50937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Costa Financial Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6699 North Federal Highway - suite 103
(No. and Street)

Boca Raton (City) Florida (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Costa (561) 988-2180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1515 University Drive - Suite 226 (Address) coral Springs, (City) FL (State) 33071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew G Costa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Costa Financial Securities, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shannon N. Dodson
Commission #DD168463
Expires: Dec 02, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Shannon N. Dodson 2/28/06

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COSTA FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder of
Costa Financial Securities, Inc.
Boca Raton, Florida

We have audited the accompanying balance sheet of Costa Financial Securities, Inc. as of December 31, 2005 and the related statement of operations, cash flows, and statement of changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Costa Financial Securities, Inc. as of December 31, 2005 and the results of its operations and cash flows, and statement of changes in stockholder's equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 27, 2006
Coral Springs, Florida

Baum & Company PA

COSTA FINANCIAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 10,040
Due from clearing broker	29,251
Commissions receivable	862
Total current assets	40,153
Other Assets	
Clearing deposit	50,000
Total Assets	$90,153

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable and accrued expenses	$ 36,004
Commissions payable	11,519
Total Liabilities	47,523
Stockholder's Equity	
Common Stock, par value $.01, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	136,232
Accumulated Deficit	(93,612)
Total Stockholder's Equity	$42,630
Total Liabilities and Stockholder's Equity	$ 90,153

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

Commission income	$ 828,119
Operating expenses:	
Compensation and commissions	490,843
Management fees	149,654
Occupancy costs	36,022
Clearing costs	66,786
Professional fees	23,187
Office and administration costs	120,835
Total operating expenses	887,327
Net (loss) before other income	(59,208)
Other income	
Interest income	7,309
Net income (loss) before provision for income taxes	(51,899
Provision for income taxes	- 0 -
Net (loss)	($51,899)

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income (loss)	$ (46,202)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in commission receivable	705
Increase in accounts payable and accrued expenses	29,116
(Increase) in due from clearing firm	(25,404)
Net Cash provided (used) by Operating Activities	(41,785)
Cash flows from financing activities:	
Capital contributions (net)	31,000
Net Decrease in Cash	(10,785)
Cash and Cash Equivalents - Beginning	20,825
Cash and Cash Equivalents - Ending	$ 10,040
Taxes paid	$ - 0 -
Interest paid	$ – 0 -

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit
Balance - 12/31/04	10	$105,232	$ (41,713)
Net income (loss)	- 0 -	- 0 -	(51,899)
Contributions of capital	- 0 -	31,000	- 0 -
Balance - 12/31/05	$ 10	$136,232	($93,612)

See accompanying notes to financial statements.

COSTA FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on April 23, 1997 in the State of Florida. The Company operated as Wittner Securities, Inc. and has ceased its Broker/dealer operations on May 15, 2001. On October 2, 2002, the corporation and its Broker/Dealer license was sold to Costa Financial Group, Inc. The Company amended its Articles of Incorporation on April 28, 2003 to change its corporate name to Costa Financial Securities, Inc. The Company has registered with the Sec uriies and Exchange Commission and the National Association of Securities Dealers , Inc. as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes money market accounts and certificated of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Organization Costs

Organization cost are amortized over sixty months.

D.) Income Taxes

The Company is a wholly-owned subsidiary of its parent company Costa Financial Group, Inc. They will file a consolidated tax return with its parent company which has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2005 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minium net capital of $5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company=s activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment are depreciated over their useful lives utilitizing the straight-line method over their useful lives of approximately 5-7 years.

NOTE 6 INVESTMENTS

Investments are stated at the lower of cost or market.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company since commencing operations as a Broker/Dealer in May 2003 has had a management agreement with its corporate parent Costa Financial Group, Inc. to allocate costs of occupancy, support personnel, general administrative and office expenses . In 2005, the Company has reflected $ 149,654 as management fees for these costs.

NOTE 8 CAPITAL TRANSACTIONS

In 2005, the Company has received capital contributions of $ 31,000 from its parent company Costa Financial Group, Inc.

NOTE 9 CLEARING AGREEMENT

On November 25, 2002, the Company executed a clearing agreement with Wells Fargo Investments Correspondent Services, a division of Wells Fargo Investments, LLC. In October 2004, the RBC Dain Rauscher acquired the clearing division from Wells Fargo. The clearing firm holds a deposit of $ 50,000 in a interest bearing account.

NOTE 10 CONTRACTUAL AGREEMENTS

The company has entered into an agreement with an independent contractor to provide record keeping and consulting services to the Company. This includes preparation of the required filings with NASD and other related regulatory matters.

COSTA FINANCIAL SECURITIES, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2005

Total assets	$ 90,153
Less:Liabilities	47,523
Net Capital	42,630
Adjustments	- 0 -
Adjusted Net Capital	42,630
Net Capital Required	5,000
Excess Net Capital	$ 37,630

See accompanying notes to financial statements

COSTA FINANCIAL SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

Net capital per Audited Financial Statements	$ 42,630
Net capital per Focus Report - Part II A	48,327
Net Difference - additional commission accrual	($ 5,627)

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive - Suite 226
Coral Springs, Florida 33071
(954) 752-1712

February 27, 2006

Costa Financial Securities, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of Costa Financial Securities, Inc (the "Company") for the year ended December 31, 2005 on which we issued our report dated February 27, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.
Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Costa Financial Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recondition of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Costa Financial Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Costa Financial Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Costa Financial Securities, Inc.'s practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and applicable self-regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Coral Springs, Florida
February 27, 2006

Baum & Company PA